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GREAT PANTHER SILVER LIMITED

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2011

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This Management's Discussion and Analysis ("MD&A") prepared as of March 15, 2012, reviews the financial condition and results of operations of Great Panther Silver Limited ("Great Panther" or the "Company") for the year ended December 31, 2011, and other material events up to the date of this report. The following discussion should be read in conjunction with the December 31, 2011 annual audited consolidated financial statements.

The financial data included in the discussion provided in this report has been prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company adopted IFRS on January 1, 2011 and has restated its balance sheet as at January 1, 2010 ("transition date") to comply with IFRS presentation of comparative information. The effects of the transition from Canadian generally accepted accounting principles ("Canadian GAAP") to IFRS on previously reported comparative periods financial statements is explained and set out in note 23 to the Company's annual audited consolidated financial statements for the year ended December 31, 2011. All dollar amounts are in thousands of Canadian dollars, unless otherwise noted.

RECENT DEVELOPMENTS

On December 15, 2011 the Company released 2012 production guidance in the range of 2.50 - 2.75 million silver equivalent ounces(1) (increase of 14 - 25%) from the 2.2 million Ag eq oz produced in 2011. Recent improvement in ore grades at Guanajuato and increases in throughput at both mines support the outlook for increased production.

For the year, metal production totaled 2,200,013 Ag eq oz, including record gold production of 8,015 oz. This is in line with the revised production guidance provided in October 2011, and is roughly in line with production of 2,255,802 Ag eq oz produced in 2010.

Mined and processed ore increased by 19% year-over-year, however this was off-set by a drop in ore grades particularly at Guanajuato, in the third quarter. The lower ore grades were largely a function of grade variability in the mineralization. Grades for Guanajuato in the fourth quarter increased to 207 g/t Ag and 1.84 g/t Au, from 175 g/t Ag and 1.12 g/t Au in the third quarter. The primary contributor to the increase in grades was the development of the Deep Cata ore zones at the 510 metre level that commenced in October of 2011. Deep Cata yielded 6,300 tonnes at 482g/t Ag and 1.83 g/t Au during the fourth quarter of 2011.

In addition to the Deep Cata development in the fourth quarter, production improved significantly from the gold-rich Santa Margarita vein (Guanajuato complex). Ore definition drilling and stoping on the 400 metre level, and development of the new 455 metre level confirm ore continuity with excellent gold values ranging from 7.5g/t to 9.0g/t. Further increases in gold production are expected from Santa Margarita in 2012.

The Company was successful in selling the majority of the excess Guanajuato concentrate backlog which had been built up in the second and third quarters of 2011.

A NI 43-101 compliant, Mineral Resource estimate was published for the Company's Topia Mine in March 2011 comprising Measured & Indicated Mineral Resources of 171,000 tonnes at 864 g/t silver, 1.56 g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, the estimate included 285,000 tonnes of 868 g/t silver, 1.5 g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces) in the Inferred category, a 109.3% increase over the previous estimate.

An initial, NI 43-101 compliant, Mineral Resource estimate was published for the Company's San Ignacio advanced exploration property in October 2011. The estimate comprises Inferred Mineral Resources of 611,000 tonnes at 127g/t silver and 2.05g/t gold (4,494,000 Ag eq oz), using a 118g/t Ag eq cut-off grade. A Mineral Resource update for San Ignacio is expected towards the end of Q2 2012.

Diamond drilling continued at San Ignacio in the fourth quarter with the completion of 26 holes for a total of 5,494 metres. For the year, 58 holes were completed for 17,313 metres over a strike length of 450 metres,

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(1) Silver equivalents for 2012 have been established using prices of US$28/oz Ag; US$1,680/oz Au; and US$0.85/lb for Pb and Zn

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representing just 10% of the total property. The drilling confirmed vein continuity with mineralized vein widths of up to nine metres. Assays from drill core continue to demonstrate higher gold to silver ratios than at the main Guanajuato Mine.

During the first quarter of 2012, the Company expects one drill rig to complete fill-in holes at San Ignacio to upgrade the mineral resource estimate, which is anticipated in the second quarter of 2012. During 2012, the Company expects drilling to extend the structures south of section 450N for approximately 800 metres, northwards of section 900N for approximately 300 metres, and to initially test a separate prospect on the south end of the property, a 600 metre strike length of the San Antonio claim.

On February 6, 2012 the Company announced the appointment of R. W. (Bob) Garnett, CA, ICD.D. as Independent Chairman of the Company's Board of Directors. Mr. Garnett has served as an independent Director of Great Panther since May 3, 2011 and is Chairman of the Audit Committee. Mr. Garnett replaces Kaare Foy, who retired after serving more than 18 years as a Director of the Company and almost eight years as Executive Chairman. Mr. Foy will continue as a consultant to the Company.

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PROFILE AND STRATEGY

Great Panther is a profitable primary silver mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR” and on the New York Stock Exchange (“NYSE”) Amex, trading under the symbol “GPL.” The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A. de C.V. and Minera de Villa Seca, S.A. de C.V (“MVS”). These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR.

The Company’s Topia mine is located in the Sierra Madre Mountains in the state of Durango in northern Mexico and produces silver, gold, lead and zinc. The Guanajuato mine is located in the city of Guanajuato, in central Mexico, approximately 300 kilometres north-west of Mexico City, and produces silver and gold. Each mine has its own processing facility with capacity to support future expansion.

The Company also owns a development stage property, San Ignacio, which is approximately 20 kilometres by road from its Guanajuato processing plant, and an exploration stage property, Santa Rosa, which is located approximately 15 kilometres northeast of Guanajuato.

Goals and Objectives

Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals in Latin America. The Company is committed to conducting itself with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which the Company operates in.

The Company’s primary goal is that of profitable growth, as the Company feels this is the key to maximizing long-term shareholder value. Management’s specific objectives are to grow production and earnings from existing mining operations and realize positive cash flow while continuing to actively pursue new mining operations, exploration and development opportunities in Latin America.

Key Performance Drivers

Great Panther’s ability to continue to successfully achieve its goals of increasing production while generating positive cash flow is dependent on a number of factors. These factors are regularly measured and monitored, with timely feedback provided about progress toward achieving our goals. The Company’s key performance drivers are the following:

Volume

The Company operates two producing mines in Mexico, one in Guanajuato and the second in Topia. Since commencing operations at these two mines in 2006, Great Panther achieved continuous growth in metal production in excess of 20% per year until 2010 when the Company achieved record production of 2.3 million silver equivalent ounces.

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For 2011, the Company increased mined and processed ore by 19%, however, final metal production was impacted by lower ore grades which limited metal production for the year to 2.2 million silver equivalent ounces. During the fourth quarter, the Company saw an improvement in ore grades, and the Company expects production to return to its growth trend and to deliver production of 2.5 – 2.75 million silver equivalent ounces in 2012.

Fundamental to the growth in production is the increase in Mineral Resources through exploration of the mineralized zones in the existing mines and also through the exploration and/or acquisition of other projects. Great Panther is committed to seeking out new opportunities to grow and develop its business.

Resources

Definition of resources is essential to the future production capability of the Company. When Great Panther acquired its two mines in Mexico in 2005, there were no NI 43-101 compliant resources on either property. Over the past eight years, the Company has incurred $12.1 million and $14.9 million on mineral property exploration expenditures at Topia and Guanajuato, respectively, as it continues to build its internal and NI 43-101 compliant resources.

The Company plans in excess of 45,000 metres of exploration drilling in 2012 to further define resources, look for vein extensions and test new targets.

For more details on the Company’s resources, refer to the “Resource Update” section.

Costs

Attaining and maintaining a low unit operating cost structure has been critical to achieving profitability. Metal prices can be volatile as experienced through 2011. Having a low silver production cost base increases mine earnings and allows the Company to remain profitable during times of low commodity prices.

During 2011, the Company experienced an increase in unit operating costs per silver ounce produced relative to the prior year. The Company measures and reports these as cash costs per ounce of silver, net of by-product credits. Cash cost per ounce is a common metric reported by companies in the mining industry however it is a non-IFRS measure. Please see the Mining Operations and Non-IFRS Measures sections of this document for a more detailed discussion of cash cost per ounce.

The increase in cash cost per ounce in 2011 was the result of a decrease in ore grades resulting from a variability in mineralization, and an increase in smelting and refining costs due to higher cost contracts in the latter part of the year. In the last two months of 2011, the Company began to see an improvement in grades at its Guanajuato mine through

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the development of higher grade zones. Further expansion of production from these areas is expected to contribute to improved grades in 2012 and therefore improved cash cost per ounce. (Refer to the Mining Operations section of this document for a more detailed discussion of production costs and cash cost per ounce.)

Prices

One of the Company’s objectives is to provide shareholders with leverage to future increases in silver price. To this end, the Company does not engage in any hedging arrangements on silver prices. Great Panther’s share price tends to correlate very strongly with the price of silver. Additional leverage comes through the participation in the growth of the Company itself.

While the average price of silver for 2011 increased by 74% on a year-over-year basis, it has fluctuated significantly in recent years, and it continued to be volatile in 2011 reaching a high of $48.70 in April and low of $26.16 in December.

The Company’s financial results are very sensitive to the silver price. The following table summarizes the effect of changes in the silver price on the Company’s 2012 revenue outlook, based on an assumed production of 2.625 million silver equivalent ounces(1):

Revenue Sensitivity to Change in Silver Price (in 000's except for silver price per ounce)
Silver price per ounce	US$20.00	US$25.00	US$30.00	US$35.00	US$40.00	US$45.00	US$50.00
Guanajuato Revenue (USD)	$37,763	$43,518	$49,272	$55,027	$60,782	$66,537	$72,292
Topia Revenue (USD)	$13,605	$16,563	$19,521	$22,479	$25,437	$28,395	$31,353

Total Revenue (CAD) (2)	$51,368	$60,081	$68,793	$77,506	$86,219	$94,932	$103,645

The Company’s reported cash cost per ounce is affected by changes in metal prices of the by-products of silver, specifically gold at Guanajuato and lead, zinc and gold at Topia, relative to the silver price (refer to “Non-IFRS Measures” section for discussion of cash cost per ounce). The following tables summarize the effect of changes in prices of gold, lead and zinc on the Company’s 2012 estimated combined cash cost per ounce of silver:

Cash Cost per Ounce of Silver: Sensitivity to Change in Gold Price
Gold price per ounce	US $1,500	US $1,600	US $1,700	US $1,800	US $1,900
Cash cost per ounce of silver (USD)	$9.45	$9.06	$8.66	$8.27	$7.88
Assumes silver price of US$28 per ounce, and zinc and lead prices of US$0.85 per pound.

Cash Cost per Ounce of Silver: Sensitivity to Change in Zinc Price
Zinc price per pound	US $0.60	US $0.70	US $0.80	US $0.90	US $1.00
Cash cost per ounce of silver (USD)	$9.06	$8.93	$8.81	$8.68	$8.55
Assumes silver price of US$28 per ounce, gold price of US$1,680 per ounce, and lead price of US$0.85 per pound.

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(1) 2.625 million silver equivalent ounces represents the midpoint of the Company’s production guidance range of 2.5 – 2.75 million silver equivalent ounces.

(2) Assumes gold price of US$1,680/oz, lead price of US$0.85/lb, zinc price of US$0.85/lb; and the midpoint of 2012 production guidance range of 2.5 – 2.75 million silver equivalent ounces. Assumes USD/CAD exchange rate at 1.00.

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Cash Cost per Ounce of Silver: Sensitivity to Change in Lead Price
Lead price per pound	US $0.60	US $0.70	US $0.80	US $0.90	US $1.00
Cash cost per ounce of silver (USD)	$8.99	$8.89	$8.79	$8.69	$8.59
Assumes silver price of US$28 per ounce, gold price of US$1,680 per ounce, and zinc price of US$0.85 per pound.

Capabilities to Deliver Results

Great Panther continues to emphasize three key elements of its business in order to achieve its goals and objectives. The Company believes that the emphasis of these three key elements will enable it to successfully execute its growth strategy.

People

One of Great Panther’s key strategies is to build the team that will help achieve the Company’s goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of the team by providing the tools and training needed to be effective.

The Company’s ability to attract and retain qualified employees is critical to the success of the Company. In addition to experienced key personnel, the Company looks for bright, hard-working individuals with positive attitudes, and is committed to providing its people with a great workplace and opportunities to grow with the Company.

As part of Great Panther’s commitment to its employees, the Company has a policy of granting stock options to all employees to build loyalty as well as align their performance with corporate goals and objectives.

During 2011, the Great Panther team was strengthened with the addition of Martin Carsky, as the Executive Vice President and CFO; Graham Parsons, the new General Manager of the Guanajuato mine; Jim Zadra, Vice President of Finance; and David Asher, in the position of Vice President, Technical Services.

Mr. Carsky joined the Company in 2011 after serving for two years on the Board of Directors as the Chairman of the Audit Committee. Mr. Carsky is an experienced financial executive with extensive experience in strategic planning, mergers and acquisitions, capital markets, business restructuring, and corporate governance. Prior to joining the Company, Mr. Carsky was the CEO of Con-Space Communications Ltd., a member of the Savox Group of Companies based in Luxembourg. He also served on the Board of Con-Space Communications and is also the Chairman of the Audit Committee of Cangold Limited. Mr. Carsky holds a Bachelor of Science degree from the University of British Columbia in Vancouver, British Columbia and holds the designation Chartered Accountant.

Mr. Parsons, MBA, was appointed in October for the Guanajuato Operations. Mr. Parsons is fluent in Spanish, having worked in underground operations and open pit projects in Spain, Argentina and Venezuela. He brings a wealth of international mine engineering and operations management experience to Great Panther. Most recently, he held the position of COO for Empire Mining Corporation, a junior exploration and mining company with interests in South-Eastern Europe.

Mr. Zadra is a Chartered Accountant and holds a Masters of Business Administration degree from Queen's University and a Bachelor of Commerce degree from University of British Columbia. He has over 15 years of experience in senior corporate finance roles with significant experience in the areas of financial reporting, taxation, strategic planning, capital markets, M&A and corporate governance.

Prior to joining Great Panther, Mr. Zadra served over three years as Chief Financial Officer and Corporate Secretary of DDS Wireless International Inc. (DD: TSX). Prior to DDS he was Vice President of Finance, North America, at Sophos, (2003-2008) a leading global information technology security company with

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offices in 19 countries. Mr. Zadra has also held senior roles at ActiveState Corporation, Canaccord Capital and Deloitte, and has served as a director for several venture stage public companies.

Mr. Asher joined Great Panther in November 2011 and is responsible for managing all information systems related matters for the Company. Mr. Asher is a certified Project Management Professional (PMP) and has over 20 years of IT and business management experience in both the public and private sectors.

Prior to joining Great Panther, Mr. Asher managed IT, finance and M&A consulting projects for various mining industry companies including Electrum Strategic Resources, Behre Dolbear Capital, Hecla Mining Company and FLSmidth Minerals. From 1999 - 2009, Mr. Asher served in several roles at Coeur d'Alene Mines Corporation, including Director of Corporate Development and Enterprise Systems Manager. Prior to joining Coeur, Mr. Asher held senior IT positions with Infomatec AG, DataPro Solutions and the City of Coeur d'Alene.

Mr. Asher holds a Masters of Business Administration degree from the University of Washington and a Bachelor's degree in Management Information Systems from Gonzaga University.

Mining Operations and Exploration

Great Panther's operations focus on silver mining, processing and exploration. The Guanajuato and Topia operations depend on the discovery of new mineralization and therefore the Company invests in the continued development of these properties. In addition, the Company is focused on the exploration and development of its San Ignacio and Santa Rosa properties which are in close proximity to Guanajuato. New discoveries that are close to the existing operations mean that the time from discovery to production is reduced and capital requirements are lower as existing infrastructure can be utilized.

The performance of the mining and processing operations builds on a sound base and continues to improve to new record levels. Great Panther is fortunate to have a highly experienced team of underground miners and metallurgists. The Company processed a record 216,000 tonnes of ore in 2011, a 19% increase from the prior year.

Mine development focuses on accessing near term production targets and providing underground drilling platforms for deeper exploration to ensure resources and mine life are extended. At Guanajuato, targets include Rayas, Santa Margarita, Los Pozos, Valenciana, Deep Cata and the Guanajuatito North Zone, as well as the recently discovered silver-gold veins at the San Ignacio property.

Topia continues to be successful in increasing production while adding resources through a combination of underground development and surface exploration drilling. The success of vigilantly implemented mine grade control procedures, coupled with the replacement of obsolete underground mobile equipment, provides the foundation for significantly improved mining operations, ore grades and silver production.

Ore processing at both operations is supported by metallurgical testwork programs under the direction of the Company's Senior Metallurgical Engineer. This, together with the local expertise, results in continuous improvement in processing performance.

Location of Operations

Great Panther is focused on Mexico for several reasons. Mexico was the top silver producing country in 2010 according to the Silver Institute and estimates for 2011 production indicate that it has retained this position. It has a rich mineral endowment and a long history of mining. This mining culture continues today and mining companies in Mexico typically enjoy strong support from all levels of government and from the local people.

As part of NAFTA, Mexico has a stable political and economic environment in which to operate. In addition, due to the climate, most projects can be worked year round and many can be reached in a single day from Vancouver. Great Panther's Guanajuato mine is serviced by an international airport only 30 minutes away.

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Although there are more than 200 mining/exploration companies working in Mexico, Great Panther has the advantage of extensive experience in Mexico and has a broad base of contacts that benefits its mining operations, exploration programs and provides access to new opportunities. The Company's executive team has extensive experience and knowledge of business in Mexico to capitalize on future opportunities.

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FOURTH QUARTER AND 2011 FISCAL YEAR HIGHLIGHTS

Highlights		Change		Change
(in 000s except amounts per share and per ounce)		from		from
	Q4 2011	Q4 2010	FY 2011	FY 2010

Revenue	$17,520	27%	$57,818	37%
Gross profit	$6,032	0%	$26,916	64%
Net income (loss)	$(1,419)	-163%	$11,506	8%
Adjusted EBITDA (1)	$6,265	17%	$24,723	64%
Earnings (loss) per share - basic	$(0.01)	-150%	$0.09	0%
Earnings (loss) per share - diluted	$(0.01)	-150%	$0.08	-11%
Silver ounces produced (excluding equivalent ounces of gold, zinc and lead)	355	-8%	1,495	-3%
Silver equivalent ounces produced (2)	545	-4%	2,200	-2%
Silver payable ounces	425	15%	1,332	-7%
Total cash cost per silver ounce (3)	$11.92	42%	$10.84	46%
Average revenue per silver ounce sold	$30.86	10%	$34.71	63%

(1)

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments, foreign exchange gains or losses, and non-recurring items. Refer to the “Non- IFRS Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

(2)	Silver equivalent ounces in 2011 were established using prices of US$1,200 per oz of gold, US$20 per oz of silver, US$0.90 per lb of lead, and US$0.90 per lb of zinc.

(3)

“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

Financial

  37% increase in 2011 revenue to $57.8 million from $42.2 million.

  64% increase in 2011 gross profit to $26.9 million from 16.4 million.

  64% increase in 2011 in Adjusted EBITDA to $24.7 million (refer to “Non-IFRS Measures” below) from $15.1 million.

  8% increase in 2011 net income to $11.5 million from $10.7 million.

  70% increase in net cash from operating activities to $19.1 million for 2011.

  Cash and cash equivalents increased to $39.4 million at December 31, 2011, from $14.0 million at December 31, 2010.

  Working capital increased to $53.8 million at December 31, 2011, from $18.8 million at December 31, 2010.

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Operational

  19% increase in mined and processed ore to 216,181 tonnes for the year.

  Throughput at Topia increased by 23% for the year and set a record in Q4 of 2011 of 12,056 tonnes in the fourth quarter.

  Overall metal production of 2,200,013 Ag eq oz for the year, in-line with revised guidance but down 2% from 2010.

  Overall metal production at Guanajuato of 1,410,403 Ag eq oz for the year, down 2%.

  4% decrease in overall metal production at Topia to 789,610 Ag eq oz for the year.

  Overall silver production for the year of 1,495,372 oz, a decrease of 3% from the prior year.

  Record silver production at Topia of 535,882 oz for the year, an increase of 4%.

  Silver production at Guanajuato decreased by 6% to 959,490 oz for the year.

  Record gold production of 8,016 oz for the year, an increase of 11%.

  Cash costs per ounce increased to $10.84 for 2011 from $7.43 in the prior year.

Exploration and Business Development

  March 7, 2011: issued an update to the ongoing mineral resource development at the Topia mine. The 2011 mineral resource estimate increased measured and indicated mineral resources to 7.44 million silver equivalent ounces, a 36.3% increase over the 2009 resource estimate, and inferred resources to 11.91 million silver equivalent ounces, a 109.3% increase over the previous estimate.

  July 18, 2011: acquired Santa Rosa concession totaling 1,514 hectares, approximately 15 kilometres northeast of Guanajuato, Mexico for US$1.5 million, increasing land holdings in Guanajuato by 136%.

  October 11, 2011: published an initial, NI 43-101 compliant, Mineral Resource estimate for the Company’s San Ignacio advanced exploration property. The estimate comprises Inferred Mineral Resources of 611,000 tonnes at 127g/t silver and 2.05g/t gold (4,494,000 Ag eq oz), using a 118g/t Ag eq cut-off grade.

  November 30, 2011: announced drill results confirming the continuity of the Santa Margarita gold-silver vein plus two footwall veins between the 435 and 500 metre levels, and an extension of the Guanajuatito silver-gold mineralization below the 100 metre level, down to the 390 metre level.

  December 5, 2010: provided update on further drill results at San Ignacio confirming vein continuity and mineralization. Further drilling is being completed with a view to upgrading the mineral resource estimate in the second quarter of 2012.

  Development of the Deep Cata zone (Guanajuato) in the fourth quarter resulted in improved production from the gold-rich Santa Margarita vein (Guanajuato). Drilling and stoping advanced on the 400 metre level and the new 455 metre level and development confirms ore continuity with gold values ranging from 7.5g/t to 9.0g/t.

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MINE OPERATING RESULTS

Consolidated Operations

	2011 FY	2010 FY	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1
Tonnes milled	216,181	182,393	52,170	53,375	56,643	53,993	48,142	46,039	43,555	44,657
Production
Silver ounces	1,495,372	1,534,957	354,754	343,768	386,210	410,640	385,022	382,220	410,583	357,132
Gold ounces	8,016	7,216	2,281	1,494	1,931	2,310	1,943	2,201	1,474	1,598
Lead tonnes	941	1,092	212	222	266	241	234	271	297	290
Zinc tonnes	1,314	1,358	327	294	348	345	304	352	357	345
Silver equivalent ounces(1)	2,200,013	2,255,802	545,294	484,550	562,944	607,225	565,660	588,454	574,740	526,948
Silver payable ounces	1,332,262	1,428,758	425,225	364,684	193,914	348,439	369,940	364,991	374,631	319,196
Cash cost per ounce (USD) (2) (3)	$10.84	$7.43	$11.92	$9.02	$12.85	$10.33	$8.41	$6.76	$7.70	$6.72

(1)

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

(2)

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

(3)	Cash cost per ounce for first and second quarter of 2011 presented in the table have been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

Mined and processed ore for 2011 increased by 19% to 216,181 tonnes. Overall metal production for 2011 was 2,200,013 Ag eq oz (comprising 1,495,372 ounces silver, 8,016 ounces gold, 941 tonnes lead, and 1,314 tonnes zinc), and represented a 2% decrease as compared to 2010. Although ore grades improved in the fourth quarter of 2011, weaker grades in the second and third quarters offset the increased throughput resulting in slightly lower metal production on a year-over-year basis.

Mined and processed ore for the fourth quarter of 2011 was 52,170 tonnes, an increase of 8% compared to the fourth quarter of 2010, but was down 2% compared to the third quarter of 2011. Overall metal production for Q4 2011 was 545,294 Ag eq oz, a 13% increase over the third quarter due to improved grades, but down by 4% compared to Q4 2010.

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Guanajuato Mine

	2011 FY	2010 FY	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1

Tonnes milled	169,213	144,113	40,114	41,371	44,748	42,980	39,061	35,761	34,379	34,912

Production
Silver (ounces)	959,490	1,019,856	237,572	206,061	242,436	273,421	255,372	250,629	288,825	225,030
Gold (ounces)	7,516	6,619	2,145	1,347	1,807	2,217	1,835	2,042	1,289	1,453

Silver equivalent ounces(1)	1,410,403	1,433,555	366,286	286,862	350,836	406,419	370,062	378,283	369,390	315,820

Silver payable ounces	878,693	954,082	306,070	251,387	85,427	235,809	240,137	246,344	262,708	204,893

Average ore grade
Silver (g/t)	199	249	207	175	193	222	228	248	291	233
Gold (g/t)	1.52	1.61	1.84	1.12	1.38	1.75	1.60	1.96	1.35	1.51

M etal recoveries
Silver	88.5%	88.5%	89.1%	88.4%	87.4%	89.2%	89.1%	87.8%	89.9%	86.1%
Gold	90.3%	88.6%	90.3%	90.1%	90.8%	91.5%	91.1%	90.5%	86.6%	85.5%

Concentrate grades
Silver (g/t)	10,099	11,815	10,910	9,280	10,485	9,797	12,548	10,766	12,252	11,774
Gold (g/t)	79	77	99	61	78	79	90	88	55	76

(1)

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Mined and processed ore at Guanajuato was 169,213 tonnes and 40,114 tonnes for 2011 and the fourth quarter respectively, an increase of 17% and 3% over the 2010 comparative periods. The operation saw a 3% decrease in processed ore from the 41,371 tonnes processed in the third quarter of 2011.

Ore grades for the fourth quarter of 207g/t Ag and 1.84g/t Au, represent a significant improvement from the previous quarter and are within 2% of the combined ore grades for Q4 2010. Metal production included 237,572 Ag oz and 2,145 Au oz, or 366,286 Ag eq oz, which was up 28% from the previous quarter and down just 1% from Q4 2010. Plant metallurgical performance remained strong, with metal recoveries of 89.1% for silver and 90.3% for gold.

For the year, 169,213 tonnes were processed at average ore grades of 199g/t Ag and 1.52g/t Au. Metals produced totaled 959,490 Ag oz (down 6% from 2010), plus 7,516 Au oz (up 14% from 2010 and a record), or 1,410,403 Ag eq oz (down 2% from 2010). The significant improvement in ore grades experienced in the fourth quarter of 2011 resulted from the initiation of development of the high-grade Deep Cata area and from improved gold production from the Santa Margarita vein.

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YEAR ENDED DECEMBER 31, 2011	14

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The operation of the five 5.0 cubic metre Outotec flotation cells was commissioned in May 2011 and plant metallurgical performance was excellent for the year with record recoveries of 88.5% for Ag and 90.3% for Au compared to 88.5% and 88.6%, respectively in 2010.

Cash cost per ounce at Guanajuato for the three months ended December 31, 2011 was US$9.48, a 35% increase over the US$7.00 realized in the fourth quarter of 2010. The majority of the concentrate sold during the fourth quarter was produced during the second and third quarter, periods in which ore grades were lower and as a result, a higher cost basis. This contributed to higher total production costs during the fourth quarter. As well, higher smelting and refining charges, and a decline in the value of the US dollar against the Canadian dollar also contributed to higher unit costs. These factors were partly offset by high by-product revenue as a result of higher metal sales and higher gold prices. Fourth quarter 2011 cash cost per ounce increased by 36% from the third quarter 2011 cost of US$6.96. This was mainly attributed to higher operating costs, and smelter and refining charges, offset by increased by-product revenues.

Guanajuato Cash Cost per Ounce
	2011 FY	2010 FY	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1
CAD Cost of sales	$15,763	$13,226	$6,128	$4,405	$1,677	$3,553	$3,922	$3,317	$3,031	$2,956
Smelter and transportation	2,381	1,190	1,287	482	163	449	435	331	242	182
CAD Gross by-product revenue (1)	(11,062)	(7,920)	(4,514)	(3,171)	(1,248)	(2,130)	(2,653)	(2,274)	(1,427)	(1,566)
CAD Cash operating costs	$7,082	$6,496	$2,901	$1,716	$592	$1,872	$1,704	$1,374	$1,846	$1,572
USD Cash operating costs	$7,162	$6,309	$2,901	$1,749	$613	$1,899	1,681	$1,319	$1,796	$1,513
Silver payable ounces	879	954	306	251	85	236	240	246	263	205
USD Cash cost per ounce (2) (3)	$8.15	$6.61	$9.48	$6.96	$7.17	$8.05	$7.00	$5.35	$6.83	$7.38

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

(2)

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

(3)	Cash cost per ounce for first and second quarter of 2011 presented in the table have been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

A new General Manager, Mr. Graham Parsons, MBA was appointed in October for the Guanajuato Operations. Mr. Parsons is fluent in Spanish, having worked in underground operations and open pit projects in Spain, Argentina and Venezuela. He brings a wealth of international mine engineering and operations management experience to Great Panther. Most recently, he held the position of COO for Empire Mining Corporation, a junior exploration and mining company with interests in South-Eastern Europe. Several opportunities exist to improve production output at Guanajuato and Mr. Parsons is already adding his mining expertise and management skills necessary to influence positive change.

At Guanajuato development of Deep Cata, at the 510 metre level, exposed six discreet high-grade veins/zones: Veta Madre, Contact, Alto 1, Alto 1a, Alto 2, and Alto 2a. The geology of this area is complex and required additional, closely spaced diamond drilling in order to facilitate the interpretation and 3-D modeling of each separate vein. Ore mined from the development of these veins totaled 6,300 tonnes in the fourth quarter of 2011, at grades of 482g/t Ag and 1.83g/t Au, and contributed almost 30% of the total metal production from Guanajuato in the fourth quarter. Development is continuing, leading to stoping in the first quarter 2012 and improved metal production throughout 2012.

Production from the gold-rich Santa Margarita vein also improved significantly. Stoping at the 400 metre level accounted for 3,300 tonnes at grades of 8.93g/t Au and 50g/t Ag while new exploratory development on the 455 metre level produced 845 tonnes at 7.47g/t Au and 87g/t Ag. Access to the 475 metre level and the two additional, sub-parallel footwall veins (SMBo1 and 2) will be established in the first quarter. Further

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YEAR ENDED DECEMBER 31, 2011	15

Amended

increases in gold production are expected from Santa Margarita throughout 2012.

Production from the lower grade, Los Pozos zone continued with modest grade improvements evident in two of the three production levels. Ore produced totaled almost 16,000 tonnes at grades of 183g/t Ag and 0.75g/t Au. Further improvements in ore quality are expected in the first quarter of 2012.

Production stoping of the Guanajuatito North Zone continued from the 120 metre level with ore production totaling 2,730 tonnes at improved grades of 196g/t Ag and 0.98g/t Au. Ramp access has been extended to the 160 metre level and initial stope development is underway.

The Guanajuato plant achieved very satisfactory silver and gold recoveries in the fourth quarter of 89.1% and 90.3%, respectively, while the concentrate quality improved to 10,910g/t Ag and 99g/t Au. Additional improvement modifications are being made to the plant and continuous improvement in metallurgical performance is expected in 2012.

During the fourth quarter of 2011, the Company sold the majority of excess concentrate inventories from Guanajuato built up in the second and third quarter of 2011.

Topia Mine

	2011 FY	2010 FY	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1

Tonnes milled	46,968	38,280	12,056	12,004	11,895	11,013	9,081	10,278	9,176	9,745

Production
Silver (ounces)	535,882	515,101	117,182	137,707	143,774	137,219	129,650	131,591	121,758	132,102
Gold (ounces)	500	597	136	147	124	93	108	159	185	145
Lead (tonnes)	941	1,092	212	222	266	241	234	271	297	290
Zinc (tonnes)	1,314	1,358	327	294	348	345	304	352	357	345

Silver equivalent ounces(1)	789,610	822,247	179,008	197,688	212,108	200,806	195,598	210,171	205,350	211,128

Silver payable ounces	453,569	474,676	119,155	113,297	108,487	112,630	129,803	118,647	111,923	114,303

Average ore grade
Silver (g/t)	400	458	345	420	418	420	485	441	446	459
Gold (g/t)	0.41	0.61	0.44	0.47	0.40	0.33	0.46	0.58	0.76	0.63
Lead (%)	2.13	3.04	1.85	2.02	2.34	2.32	2.78	2.81	3.39	3.20
Zinc (%)	3.05	3.87	2.97	2.67	3.18	3.42	3.64	3.72	4.22	3.91

M etal recoveries
Silver	88.7%	91.5%	87.7%	85.0%	89.9%	92.3%	91.5%	90.2%	92.4%	91.8%
Gold	80.1%	79.8%	79.2%	80.4%	81.6%	79.0%	81.5%	82.3%	82.9%	72.8%
Lead	94.0%	93.9%	95.0%	91.4%	95.5%	94.1%	92.7%	94.0%	95.4%	93.2%
Zinc	91.7%	91.6%	91.3%	91.9%	92.2%	91.5%	91.8%	92.0%	92.2%	90.5%

Concentrate grades
Lead
Silver (g/t)	8,837	8,038	8,528	9,205	8,463	9,167	8,656	8,355	7,347	7,874
Gold (g/t)	6.97	7.98	8.05	8.80	6.27	4.93	5.83	8.87	9.63	7.40
Lead (%)	52.77	57.47	52.83	50.31	53.33	54.61	52.70	57.79	61.01	57.87
Zinc (%)	8.84	8.62	9.78	10.68	8.65	9.46	7.60	9.12	8.47	9.19

Zinc
Silver (g/t)	656	515	619	640	674	687	656	438	491	486
Gold (g/t)	1.63	1.69	2.07	1.66	1.44	1.40	1.68	1.51	1.98	1.58
Lead (%)	1.35	1.33	1.26	0.83	1.50	1.68	1.77	0.96	1.07	1.56
Zinc (%)	53.93	52.91	53.60	55.49	52.89	54.08	51.14	53.87	53.90	52.57

(1)

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

For the fourth quarter of 2011, the Topia operation reported metal production of 117,182 Ag oz, 136 Au oz, 467,000 Pb lbs, and 721,500 Zn lbs from milling 12,056 tonnes of ore, the latter up by 33% from Q4 2010

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YEAR ENDED DECEMBER 31, 2011	16

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and a quarterly processing record. This equates to 179,008 Ag eq oz, which is down 8% from the fourth quarter of 2010 due primarily to lower grades which offset the increase in throughput.

For the year, Topia reported metal production of 535,882 Ag oz, 500 Au oz, 2,073,600 Pb lbs and 2,898,750 Zn lbs, from milling 46,968 tonnes of ore, the latter up by 23% from 2010 and a record. In terms of silver equivalents, this equates to 789,610 Ag eq oz, 4% less than in 2010.

The average grades of ore processed from Topia for 2011 were 400g/t Ag, 0.41g/t Au, 2.13% Pb and 3.05% Zn. This compares to average grades of 458g/t Ag, 0.61g/t Au, 3.04% Pb and 3.87% Zn in 2010. Plant metallurgical performance for 2011 was statisfactory with metal recoveries of 88.7% for Ag; 80.1% for Au; 94% for Pb; and 91.7% for Zn.

The lower overall ore grades have resulted from lower vein grades encountered in the San Gregorio, El Rosario and El Ochenta vein operations, which account for approximately 43% of Topia's production.

In the fourth quarter, metal production was down in spite of processing a quarterly record throughput due to lower ore grades of 345g/t Ag, 0.44g/t Au, 1.85% Pb and 2.97% Zn. In terms of Ag eq oz per tonne milled, the grades were 27% down against the grades for Q4 2010.

Plant metallurgical performance was satisfactory for the fourth quarter, taking into account lower ore quality. Silver recovery was 87.7%, gold recovery was 79.2%, lead recovery was 95.0% and zinc recovery was 91.3% . Lead concentrate grades of 52.83% Pb and 8,528g/t Ag were achieved while the zinc concentrate averaged 53.60% Zn and 619g/t Ag. In addition to processing the Company's ore, 4,231 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down. The crushing and flotation sections of the processing plant are being modified through the next two quarters to further improve capacity to approximately 300 tonnes per day, from 220 tonnes per day in 2011. The flotation circuit improvements are now complete and the crushing section modifications will be completed by mid-year.

Cash cost per ounce for Topia for the fourth quarter of 2011 increased by 65% to US$18.19 from US$11.02 in the same period in the prior year, and also increased by 34% when compared to US$13.60 during the third quarter of 2011. The increase over the fourth quarter of 2010 is primarily due to the sharply lower ore grades causing reduced by-product credits and higher operating costs. For the twelve months ending December 31, 2011, cash cost per ounce at Topia was US$16.06, compared to US$9.06 in 2010. The increase is attributable to the lower ore grades, causing increased operating costs and lower by-product credits, plus increased silver smelting and refining charges.

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YEAR ENDED DECEMBER 31, 2011	17

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Topia Cash Cost per Ounce
	2011 FY	2010 FY	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1
CAD Cost of sales	$9,712	$7,935	$2,741	$2,177	$2,516	$2,278	$2,438	$2,050	$1,998	$1,449
Smelter and transportation	1,755	1,617	262	481	455	557	435	399	399	384
CAD Gross by-product revenue (1)	(3,885)	(4,798)	(684)	(1,056)	(1,051)	(1,094)	(1,307)	(1,189)	(1,196)	(1,106)
Cost of custom milling	(378)	(338)	(118)	(92)	(102)	(66)	(119)	(68)	(83)	(68)
CAD Cash operating costs	$7,204	$4,416	$2,201	$1,510	$1,818	$1,675	$1,447	$1,192	$1,118	$659
USD Cash operating costs	7,286	4,301	2,167	1,541	1,879	1,699	1,430	1,149	1,090	632
Silver payable ounces	454	475	119	113	108	113	130	119	112	114
USD Cash cost per ounce (2) (3)	$16.06	$9.06	$18.19	$13.60	$17.32	$15.09	$11.02	$9.68	$9.74	$5.53

(1)	By-product credits are defined as revenue from the by-products of silver, specifically lead, zinc and gold for Topia and gold for Guanajuato.

(2)

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

(3)	Cash cost per ounce for first and second quarter of 2011 presented in the table have been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

Exploratory development at Topia to access the veins at the 1,630 metre elevation (Mina 5) has proved successful but initially with lower quality ore. At the Durangueno mine, the San Gregorio vein is being mined at the 1,475 and 1,510 metre elevations. As there are currently limited Mineral Resources defined in this area and no previous exploitation between the 1,475 and 1,660 metre elevations, these developments are expected to provide for additional production and add new Mineral Resources.

Exploratory development at the La Prieta mine is successful and 1-yard underground loaders are being acquired for the anticipated production mining. This is a past producing mine with modest Inferred Mineral Resources and large exploration potential. The expansion of production in this new mine will contribute to the overall increase in production expected in 2012.

At the Argentina mine, ramp development has been completed to the third level, providing access for exploratory development in a new area of Inferred Mineral Resources. Production mining from this level will also contribute to an increase in production for 2012.

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YEAR ENDED DECEMBER 31, 2011	18

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RESOURCE UPDATE

Guanajuato Mine

Underground diamond drilling at Guanajuato totaled 5,544 metres, with 55 holes completed during the fourth quarter. For the year, 169 holes were drilled for a total of 26,546 metres.

Drilling in the fourth quarter the Company tested the potential of the:

(1)	Los Pozos area – four holes completed for 789 metres,
(2)	Valenciana area – five holes completed for 988 metres,
(3)	Guanajuatito North Zone area – six holes completed for 1,562 metres,
(4)	Santa Margarita area – 19 holes completed for 1,633 metres,
(5)	Deep Cata area – 14 holes completed for 517 metres,
(6)	Others – seven holes completed for 247 metres.

The Deep Cata short-hole drilling continued to help define the extensions to the six high grade veins between the 500 and 530 metre levels. (Refer to Company news release dated August 30, 2011.)

Deeper drilling at Guanajuatito has defined new mineralization over a strike length of approximately 100 metres and 300 metres vertically (approximately 400 metres down the dip). Drilling is being conducted from drill stations located at or near the 120 metre level in a hanging wall cross-cut ramp. Two mineralized zones are interpreted from the data - the Veta Madre zone, and a slightly deeper Footwall zone. Typically, the mineralized portion of the zones pinches and swells with true widths varying from less than one metre to 5.38 metres. Intersections of the Veta Madre include assays of 268g/t Ag and 0.91g/t Au over a true width of 3.36 metres in UGG11-045. Intersections of the Footwall zone include assays of 1,493g/t Ag and 13.28g/t Au over a true width of 5.38 metres in UGG11-029, and 866g/t Ag and 2.92g/t Au over a true width of 1.14 metres in UGG11-047.

Results from exploratory and ore definition drilling at Santa Margarita include intersections on the main structure of 44.76g/t gold and 46g/t silver over a true width of 1.14 metres in drill hole UGSM11-005. The SM footwall 1 (SMBo1) stockwork zone is located adjacent to or within four to eight metres below the Santa Margarita structure. Intersections on the SMBo1 zone include 17.15g/t Au and 36g/t Ag over a true width of 3.28 metres in UGSM11-003. The SM footwall 2 (SMBo2) stockwork zone is located about 20 metres below the Santa Margarita structure. Intersections on the SMBo2 zone include 6.04g/t Au and 7g/t Ag over a true width of 1.74 metres in UGSM11-007. Refer to Company news release dated November 30, 2011 for more details on Guanajuatito and Santa Margarita drilling.

In December 2010, Scott Wilson Roscoe Postle Associates (“RPA”), of Vancouver, B.C., completed a NI 43-101 compliant mineral resource/reserve estimate on the Cata Clavo, Los Pozos and Santa Margarita zones at the Guanajuato mine. The Measured and Indicated mineral resource contains 5,460,000 ounces silver equivalent. Inferred mineral resources are estimated at 2,680,000 ounces silver equivalent. The Measured and Indicated mineral resources include 4,372,000 Ag eq oz categorized as Proven and Probable mineral reserves, using a cut-off grade of 185 g/t silver equivalent. This is the first time that NI 43-101 compliant reserves have been estimated for the Guanajuato mine and is a positive step in confirming the long-term viability of this historic operation.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2011	19

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Guanajuato Measured Mineral Resources - October 31, 2010
	Volume (K m3)	Density (t/m3)	Tonnage (Kt)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Ag Eq (oz)
Measured	70.8	2.65	188	1.64	9,910	306	1,850,000	2,490,000
Indicated	79.7	2.65	211	2.55	17,300	270	1,830,000	2,960,000
Measured and indicated	150.5	2.65	399	2.12	27,210	287	3,680,000	5,450,000
Inferred	80.1	2.65	212	4.39	30,000	106	726,000	2,680,000

Guanajuato Measured Mineral Reserves - October 31, 2010
	Tonnage (Kt)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Ag Eq (oz)
Proven	147.0	1.64	7,740	303	1,431,000	1,935,000
Probable	173.2	2.66	14,790	265	1,475,000	2,438,000
Proven and Probable	320.2	2.19	22,530	282	2,906,000	4,373,000

San Ignacio Project

The San Ignacio Project covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts Great Panther's main Guanajuato mine.

The property was part of the Guanajuato purchase by Great Panther in 2005 but due to the Company’s focus on the main Guanajuato mine complex, it did not commence any work at San Ignacio until 2010. The properties were acquired from a mining cooperative called the “Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato” (the “Cooperative”) which owned these since 1939. Production records from 1977 to 2001 indicate that a total of 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted from a small portion of the property at an average rate of approximately 85 tonnes per day. This is similar to the grade that was mined at Guanajuato prior to the Company’s purchase of the mines in 2005 but the Company has roughly doubled this grade since then with increased grade control and improved mining methods. The past-producing San Ignacio mine was put on care-and-maintenance in 2001 by the Cooperative due to low metal prices but the infrastructure is still intact.

Historic mining prior to the ownership by the Cooperative is poorly documented but there are records of mining which took place east of the San Ignacio mine for approximately 1 kilometre along the La Luz vein. Records also show exploration by cross cutting and shaft development with some mining south of Great Panther’s current drilling activity.

The Company released an initial, NI 43-101 compliant, Mineral Resource estimate in October 2011 (see Company news release of October 11, 2011). The estimate comprises Inferred Mineral Resources of 611,000 tonnes at 127g/t silver and 2.05g/t gold (4,494,000 Ag eq oz), using a 118g/t Ag eq cut-off grade. A Mineral Resource update is expected towards the end of Q2 2012.

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YEAR ENDED DECEMBER 31, 2011	20

Amended

San Ignacio Measured Mineral Resources - October 11, 2011
	Tonnage (Kt)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Ag Eq (oz)
Inferred	611,000	2.05	40,200	127	2,485,000	4,494,000

Diamond drilling continued in the fourth quarter of 2011 with the completion of 26 holes for a total of 5,494 metres. For the year, 58 holes were completed for 17,313 metres over a strike length of only 450 metres.

An update on recent results was provided in Company news release of December 05, 2011. Highlights of the Intermediate Zone intercepts included 213g/t Ag and 5.12g/t Au over a true width of 3.26 metres, and 201g/t Ag and 6.34g/t Au over a true width of 4.96 metres in ESI11-039 (section 450N). These two intersections are separated by a void with a true width of approximately 0.7 metres that is possibly an old mine working from the 1800's implying a vein width of almost nine metres from which only a very narrow portion has been previously mined. On section 700N, drill-hole ESI11-048 intersected 296g/t Ag and 1.28g/t Au over a true width of 3.86 metres.

The Nombre de Dios vein intercepts demonstrate a thickening of the vein on section 600N, with an intersection of 106g/t Ag and 2.11g/t Au over a true width of 5.15 metres in ESI11-044. Drilling intercepts on the Melladito vein included 198g/t Ag and 2.26g/t Au over a true width of 3.69 metres in ESI11-048 (Section 700N).

During the first quarter of 2012, the Company expects one drill rig to complete fill-in holes at San Ignacio to upgrade the mineral resource estimate, which is anticipated in the second quarter of 2012. During 2012, the Company expects drilling to extend the structures south of section 450N, for approximately 800 metres, northwards of section 900N, for another 200 metres, and to initially test a separate prospect on the south end of the property, a 600 metre strike length of the San Antonio claim.

Topia Mine

In March 2011, the Company published an updated NI 43-101 compliant mineral resources estimate for Topia. The 2011 Measured and Indicated Mineral Resources estimate is 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, the Inferred Mineral Resource estimate is 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces), a 109.3% increase over the previous estimate.

Topia Measured Mineral Resources - March 7, 2011
	Tonnes	Ag (oz)	Au (oz)	Pb (lbs)	Zn (lbs)	Ag eq (oz)
Measured and Indicated Resources	171,000	4,738,000	8,550	28,314,000	16,437,000	7,436,000
Inferred Resources	285,000	7,953,000	13,560	41,092,000	23,373,000	11,909,000

The significant increase in the resource base at Topia is a validation of the longevity of this high grade silver-gold-lead-zinc mine. Considering there were no compliant resources when the Topia mine was purchased, the Company has consistently increased the resource base with every drill program, while increasing production at the same time.

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YEAR ENDED DECEMBER 31, 2011	21

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It is anticipated that, with additional drilling, the resource will continue to increase. This "rolling resource" is typical for underground mines as it is often not cost effective to define a large resource/reserve in advance of mining.

During the fourth quarter of 2011, a total of 669 metres of underground diamond drilling was completed in 22 diamond drill holes. Drilling was carried out to test for additional resources on many vein structures including Animas, Don Benito, Veta Madre, San Jorge, Cantarranas, Hormiguera, Argentina, Santa Cruz and Santa Bibiana.

For the year, 59 underground drill holes were completed for a total of 2,767 metres.

The surface drilling program continued with the completion of six diamond drill holes in the fourth quarter for a total of 1,152 metres. All six holes targeted veins at the La Prieta mine. For the year, 10 surface drill holes were completed for a total of 1,759 metres.

During the first quarter of 2012 surface drilling is continuing along the San Gregorio, El Rosario, Oxidada, and Higueras veins.

Santa Rosa Project

On July 18, 2011, the Company announced the acquisition of four mining concessions, totalling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato (collectively called "the Santa Rosa Project"). The claims are located on the north-west extension of a system of multiple northwest-southeastern trending parallel structures that could be part of the "La Sierra" vein system. The La Sierra system is the most easterly of the three structural systems in the prolific Guanajuato district along with the main Veta Madre and the La Luz trends. Presently, the Company is mining on the Veta Madre system at its Guanajuato Mine and exploring on the westerly La Luz system at the San Ignacio project.

Through the course of due diligence, the Company had already completed considerable ground work on the Santa Rosa claims. Multiple veins with argillic alteration and erratic silver and gold values have been identified. Having now signed the formal agreement, the Company has re-commenced geological mapping and rock sampling, while potential drill sites are being permitted to test the various structures.

The four claims were purchased from Minera Blanca Alicia, S.A. de C.V., a private Mexican company, for US$1.5 million with 50% payable on signing of the purchase agreement and 50% on the registration of the contract with the Direccion General de Minas (Mexico), which is now complete. A royalty of 1.3% is payable from ore produced from the four claims.

There are numerous past and presently producing mines along the La Sierra system, including AuRico Gold's currently operating El Cubo mine, with 620,000 gold equivalent ounces in reserves (source: AuRico Gold Inc. website). While several old mines, some with multiple levels, are evident on the newly-acquired concessions, no production records exist. The concessions are within trucking distance to the Company's Cata plant in Guanajuato.

Drilling commenced on Santa Rosa in the first quarter of 2012 on a planned 2,000 meter surface drilling program targeting four structures.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2011	22

Amended

SELECTED QUARTERLY INFORMATION

The following table sets out selected quarterly financial results:

(in thousands, except per share amounts)	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1
Revenue	$17,520	$16,278	$8,560	$15,460	$13,809	$11,165	$9,317	$7,915
Cost of sales (excluding amortization, depletion and share-based payments)	8,870	6,581	4,193	5,831	6,360	5,367	5,029	4,405
Earnings from mining operations (1)	6,032	8,320	3,951	8,613	6,048	4,458	3,425	2,516
Net income (loss) for the period	(1,419)	3,415	2,501	7,009	2,265	3,050	4,368	977
Basic earnings (loss) per share	(0.01)	0.03	0.02	0.06	0.02	0.03	0.04	0.01
Diluted earnings (loss) per share	(0.01)	0.02	0.02	0.05	0.02	0.03	0.04	0.01
Adjusted EBITDA (2)	6,265	7,752	2,833	7,874	5,425	4,365	3,056	2,205
Cash and cash equivalents	39,437	35,074	36,760	15,166	13,967	9,364	10,883	9,250
Working capital	$53,810	$53,783	$51,947	$29,291	$18,812	$13,200	$17,069	$18,438

(1)	"Earnings from mining operations" are defined as gross profit.

(2)

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based compensation expense, foreign exchange gains or losses, and non-recurring items. The Company has updated its definition of adjusted EBITDA and has restated 2011 comparative figures presented above and elsewhere in this MD&A to reflect the exclusion of interest income. The Company does not consider these changes to be material. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

SELECTED ANNUAL INFORMATION

The following table sets out selected annual financial results:

(in thousands, except per share amounts)	2011	2010	2009 (1)

Revenue	$57,818	$42,206	$31,732
Cost of sales (excluding amortization, depletion and share-based payments)	25,475	21,161	16,768
Earnings from mining operations (2)	30,902	25,759	11,470
Net income (loss) for the year	11,506	10,660	(867)
Basic earnings (loss) per share	0.09	0.09	(0.01)
Diluted earnings (loss) per share	0.08	0.09	(0.01)
Adjusted EBITDA (3)	24,723	15,068	6,976
Cash and cash equivalents	39,437	13,967	13,312
Working capital	53,810	18,812	18,152
Total assets	102,944	55,451	37,174
Total liabilities	10,458	11,395	10,318
Total non-current financial liabilities	-	205	3,537

(1)	Presented in Canadian GAAP. The adoption of IFRS did not require restatement of fiscal years prior to 2010.

(2)	Earnings from mining operations" are defined as gross profit.

(3)	"Adjusted EBITDA" is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based compensation expense, foreign exchange gains or losses, and non-recurring items. The Company has updated its definition of adjusted EBITDA and has restated 2011 comparative figures presented above and elsewhere in this MD&A to reflect the exclusion of interest income. The Company does not consider these changes to be material. Refer to the "Non-IFRS Measures" section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

Please refer to the Results of Operations section for a detailed discussion of the Company's annual financial results.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2011	23

Amended

QUARTERLY TRENDS AND MARKET DATA

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production, metal prices and terms of sales agreements.

There can also be significant variances in the Company’s reported net income (loss) from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for share-based compensation can be quite large in any given quarter. Fluctuations in foreign currency, specifically the Mexican peso and US dollar against the Canadian dollar may also result in considerable variances in foreign exchange gains/losses.

For the past two fiscal years, the Company’s quarterly mineral sales revenue is as follows:

The Company’s realized average metal prices and the average Canadian exchange rates against the United States dollar and Mexican peso for the three and twelve months ended December 31, 2011 and 2010 are as follows:

	2011 Q4	2011 FY	2010 Q4	2010 FY
Silver (U.S. $ / oz.)	$30.86	$34.71	$28.01	$21.26
Gold (U.S. $ / oz.)	$1,655.99	$1,627.04	$1,377.94	$1,285.73
Lead (U.S. $ / lb.)	$0.91	$1.07	$1.11	$0.96
Zinc (U.S. $ / lb.)	$0.87	$1.00	$1.05	$0.98
USD / CAD	0.978	1.011	0.987	0.974
MXP / CAD	13.330	12.542	12.233	12.259

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2011	24

Amended

RESULTS OF OPERATIONS

Three Months Ended December 31, 2011

For the three months ended December 31, 2011, the Company earned revenue of $17.5 million, compared to $13.8 million for the same period in 2010, an increase of 27%. The increase in revenue in the fourth quarter of 2011 is due to significant increases in average metal prices and metal sales over the three months ended December 31, 2010.

Revenue for the fourth quarter of 2011 increased by $1.2 million, or 8%, compared to the third quarter of 2011. The increase is primarily attributed to an increase in payable metal sales resulting from the sale of excess inventories from prior quarters and increased metal production in the fourth quarter of 2011. The increased metal production and resulting increase in payable ounces sold was partly offset by reduced metal prices mainly due to the decrease in average silver and gold prices in the fourth quarter of 2011.

Average prices for silver and gold realized by the Company for the three months ended December 31, 2011 compared to the same period in 2010, increased by 10% and 20%, respectively, while lead and zinc decreased by 18% and 17%, respectively. Compared to the third quarter of 2011, average realized silver, gold, lead and zinc prices for the fourth quarter of 2011 decreased by 13%, 2%, 17% and 11%, respectively.

Cost of sales excluding amortization and depletion and share-based payments was $8.9 million for the three months ended December 31, 2011, compared to $6.4 million for the same period in 2010. The increase in cost of sales is due to an increase in metals sold and higher production costs as a result of increased throughput at lower metal grades. Compared to the third quarter of 2011, cost of sales increased by 35%, from $6.6 million to $8.9 million. This is primarily attributable to increased metals sold and higher production costs.

For the three months ended December 31, 2011, the Company had gross profit of $6.0 million compared to $6.0 million in the same period in 2010. The consistent gross profit is a result of higher metal prices and higher metal sales, offset by increased production costs and share-based payments included in cost of sales. From the third quarter of 2011 to the fourth quarter of 2011, gross profit decreased by $2.3 million, representing a 28% decline. This is mainly due to lower average metal prices, higher operating costs and share-based payments included in cost of sales during the fourth quarter of 2011.

Consolidated cash costs per ounce were US$11.92 for the three months ended December 31, 2011, a 42% increase compared to US$8.41 for the same period in 2010. Cash costs per ounce increased at both mines over the fourth quarter of 2010 due to higher operating costs, offset by a higher value of the US dollar against the Canadian dollar. In addition, the Guanajuato mine incurred higher smelter and refining costs, whereas, the Topia mine received lower by-product credits due mainly to lower lead and zinc prices. Consolidated cash costs per ounce increased to US$11.92 in the fourth quarter of 2011, from US$9.02 in the third quarter of 2011. This increase is attributable to increased operating costs and smelter and refining charges at the Guanajuato mine, and increased operating costs and decreased by-product revenue at the Topia mine.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the three months ended December 31, 2011 was $1.7 million, which compared to amortization expenses of $1.1 million in the same period in 2010. The increase in amortization expense for the fourth quarter is the result of an increase in metals sold in the fourth quarter of 2011 through the drawdown of inventory and an increase in capitalized mine development costs compared to the prior year, however, this was partially offset by extensions in the mine lives of both Guanajuato and Topia. On December 31, 2010, the Company extended the Guanajuato mine life from 3 years to 5 years and retained the Topia mine life at 10 years. Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the third quarter of 2011 was $1.4 million, compared to $1.7 million in the fourth quarter of 2011. This increase is attributable to increased metals sold in the fourth quarter of 2011 and a general increase in capitalized mine development costs in same quarter.

Share-based payments relating to cost of sales for the three months ended December 31, 2011 were $1.0 million, compared to $0.3 million for the same period in 2010. This increase is due to an increase in share

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2011	25

Amended

options granted during the fourth quarter of 2011. No share options were granted during the third quarter of 2011.

General and administrative expenses were $3.6 million for the three months ended December 31, 2011, compared to $2.4 million for the same period in 2010. The increase was due to a $0.9 million increase in share-based compensation expense as a result of the issuance of stock options to employees and directors in the fourth quarter of 2011, combined with a general increase in general and administrative expenses due to increased staffing and compensation costs. In the fourth quarter of 2011, the increase of $1.5 million over the third quarter of 2011 was also mainly due to the issuance of stock options during the period totaling $1.2 million.

Finance and other expenses increased by $0.6 million for the three months ended December 31, 2011 as compared to the same period in 2010. The increase is primarily attributable to an increased foreign exchange loss of $1.1 million due to the weakening of the Mexican peso compared to the Canadian and US dollar. This amount was offset by a finance cost decrease of $0.3 million due to the extinguishment of the convertible loan notes. Finance and other expenses were $2.0 million for the three month period ending December 31, 2011, compared to $2.9 million for the three month period ending September 30, 2011. This decrease is a result of a decrease in foreign exchange losses of $1.1 million, offset by a decrease in other income of $0.2 million.

The Company recorded an income tax expense of $1.9 million for the three months ended December 31, 2011 compared to $0.01 million for the same period in 2011. The increase is attributable to the recognition of a deferred tax liability of the Mexican operations relating primarily to mine development and exploration costs which are depreciated faster for tax purposes than for accounting purposes. Previously, the Company had sufficient tax losses in Mexico to offset deferred tax liabilities. During 2011, a significant amount of the Company's losses in Mexico were utilized due to income generated in the jurisdiction. In the fourth quarter of 2011, the income tax expense increased by $2.0 million when compared to the third quarter of 2011.

Net loss for the three months ended December 31, 2011 was $1.4 million, compared to net income of $2.3 million for the same period in 2010. The decrease in net income is primarily attributable to an increase in share-based compensation expense of $0.9 million, from $0.3 million to $1.2 million, higher foreign exchange losses of $1.1 million, and an increase in deferred income tax expense of $1.9 million. These primarily non-cash amounts offset the reduced finance costs from the extinguishment of the convertible loan notes.

The net loss of $1.4 million for the fourth quarter of 2011 compares to net income $3.4 million for the third quarter of 2011. The increase in net loss is due to reduced gross profit as a result of lower average metal prices, an increase in share-based compensation expense in the amount of $1.2 million, and $1.9 million of deferred income tax expense recognized in the fourth quarter compared to nil in the third quarter of 2011. These amounts were partially offset by reduced foreign exchange losses from $3.1 million in the third quarter to $2.1 million in the fourth quarter.

Twelve Months Ended December 31, 2011

For the year ended December 31, 2011, the Company earned revenue of $57.8 million, compared to $42.2 million for the same period in 2010, an increase of 37%. This year over year increase in revenue is primarily due to a significant increase in average metal prices over the comparative periods. This offset a slight decline in metal production and payable metal sales.

Average silver, gold, lead and zinc prices realized by the Company increased 63%, 27%, 11% and 2% respectively from 2010 to 2011.

Cost of sales excluding amortization and depletion and share-based payments was $25.5 million for the year ended December 31, 2011, compared to $21.2 million for the same period in 2010. The year over year increase in cost of sales is primarily due to higher production costs which are a function of higher mined and processed ore.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2011	26

Amended

Gross profit for the year ended December 31, 2011 was $26.9 million compared to $16.4 million in 2010. The year over year increase in gross profit is primarily due to higher metal prices.

Consolidated cash costs per ounce were US$10.84 for the year ended December 31, 2011, a 46% increase compared to US$7.43 for the same period in 2010. Cash costs per ounce increased at both mines over 2010 due to higher operating costs, lower grades and a lower value of the US dollar against the Canadian dollar. In addition, higher smelter and refining charges from third party refiners of the Company's concentrates contributed to the increase in cash costs per ounce. These increases were partially offset by higher gold prices which increased by-product credits.

Amortization and depletion of mineral properties, plant and equipment included in cost of sales for the year ended December 31, 2011 was $4.5 million, which compared to amortization expenses of $4.1 million included in cost of sales in 2010. The increase in amortization expense during 2011 is the result of an increase in capitalized mine development costs compared to the prior year, partially offset by an extension of the Guanajuato mine life from 3 years to 5 years and retaining the Topia mine life at 10 years at December 31, 2010.

Share-based payments included in cost of sales for the year ended December 31, 2011 were $1.0 million, compared to $0.5 million in 2010. The increase is due to an increase in share options granted in 2011.

General and administrative expenses were $9.1 million for the year ended December 31, 2011, compared to $6.4 million for the same period in 2010. The increase was primarily due to increased share-based payments expense of $0.9 million combined with higher business development activity, additional costs associated with the Company's listing on the NYSE Amex stock exchange, expansion of the Company's investor relations program, addition of various senior level positions, and the conversion to IFRS.

Finance and other expenses increased by $2.8 million for the year ended December 31, 2011 as compared to the same period in 2010. The increase is primarily attributable to an increased foreign exchange loss of $4.3 million due to the weakening of the Mexican peso compared to the Canadian and US dollar. This amount was offset by a finance cost decrease of $0.8 million due to the extinguishment of the convertible loan notes, an increase in interest income of $0.3 million and a $0.3 million increase in other income.

The Company recorded an income tax expense of $2.0 million for the year ended December 31, 2011 compared to an income tax recovery of $2.1 million for the same period in 2010. The increase is primarily attributable to an increase in the deferred tax liability of the Mexican operation. The increase in the deferred tax liability relates primarily to mine development and exploration costs which are depreciated faster for tax purposes than for accounting purposes, and the utilization of tax losses in Mexico to offset taxable income during the year.

Net income for the year ended December 31, 2011 was $11.5 million, compared to $10.7 million for the same period in 2010. The increase in net income is primarily attributable to a significant improvement in gross profit as a result of higher metal prices. The increase in net income was partially offset by an increase in foreign exchange loss of $4.3 million resulting from the strengthening of both the Canadian dollar and US dollar against the Mexican peso, and a $1.3 million increase in share-based payments expense included in cost of sales and general and administrative expenses. In addition, net income for the year ended December 31, 2011 reflects deferred income tax expense of $1.9 million, compared to a recovery of $2.1 million in 2010.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2011	27

Amended

NON-IFRS MEASURES

Cash Costs per Ounce of Silver

The non-IFRS measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

The Company’s ability to control the cash cost per ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per ounce of silver and the Company’s cost of sales as reported in the Company’s Consolidated Statements of Comprehensive Income is provided.

Reconciliation of Cash Costs per Ounce

	Guanajuato		Topia		Consolidated
(in thousands, except cost per ounce)	2011 Q4	2010 Q4	2011 Q4	2010 Q4	2011 Q4	2010 Q4
CAD Cost of sales	$6,128	$3,922	$2,741	$2,438	$8,869	$6,360
Smelting and refining	1,287	435	262	435	1,549	869
CAD Gross by-product revenue (1)	(4,514)	(2,653)	(684)	(1,307)	(5,198)	(3,960)
Cost of custom milling	-	-	(118)	(119)	(118)	(119)
CAD Cash operating costs	$2,901	$1,704	$2,201	$1,447	$5,102	$3,150
USD Cash operating costs	$2,901	$1,681	$2,167	$1,430	$5,068	$3,111
Silver payable ounces	306	240	119	130	425	370
Cash cost per ounce (USD) (2)	$9.48	$7.00	$18.19	$11.02	$11.92	$8.41

	Guanajuato		Topia		Consolidated
(in thousands, except cost per ounce)	2011 FY	2010 FY	2011 FY	2010 FY	2011 FY	2010 FY
CAD Cost of sales	$15,763	$13,226	$9,712	$7,935	$25,475	$21,161
Smelting and refining	2,381	1,190	1,755	1,617	4,136	2,806
CAD Gross by-product revenue (1)	(11,062)	(7,920)	(3,885)	(4,798)	(14,947)	(12,718)
Cost of custom milling	-	-	(378)	(338)	(378)	(337)
CAD Cash operating costs	$7,082	$6,496	$7,204	$4,416	$14,286	$10,912
USD Cash operating costs	$7,162	$6,309	$7,286	$4,301	$14,448	$10,609
Silver payable ounces	879	954	454	475	1,332	1,429
Cash cost per ounce (USD) (2)	$8.15	$6.61	$16.06	$9.06	$10.84	$7.43

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by- products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia.

(2)

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2011	28

Amended

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets. Accordingly, EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA is a non-IFRS measure in which standard EBITDA (earnings before interest expense, interest income, taxes, and depreciation and amortization) is adjusted for share-based payment expense, foreign exchange gains or losses, and non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses. Under IFRS, entities must reflect in compensation expense the cost of share-based payment. In the Company’s circumstances, share-based payment involves a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses Adjusted EBITDA to aid in understanding the results of the Company and is meant to provide further information about the Company’s financial results to investors.

For this period, the Company has changed its definition of adjusted EBITDA and has restated comparative figures in this Management Discussion and Analysis accordingly. The revised definition adjusts the earnings to also remove the effect of foreign exchange gain or loss; whereas in the previous definition, only the compensation expense was included in the adjusted EBITDA. The Company believes that the revised definition provides a better understanding of the results by removing the variability of foreign exchange gains and losses.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the 2011 and 2010 financial statements:

(in thousands)	2011 Q4	2010 Q4	2011 FY	2010 FY
Income (loss) for the period	$(1,419)	$2,265	$11,506	$10,660
Provision (recovery) of income taxes	1,872	8	1,985	(2,083)
Interest expense	16	349	324	1,154
Interest income	(146)	-	(435)	-
Amortization	1,658	1,156	4,561	4,169

EBITDA	1,981	3,778	17,941	13,900
Foreign exchange (gain) loss	2,074	1,005	4,572	299
Share-based payments	2,210	581	2,210	869
Adjusted EBITDA	$6,265	$5,364	$24,723	$15,068

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2011	29

Amended

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2011, the Company had working capital of $53.8 million and cash and cash equivalents of $39.4 million compared to working capital of $18.8 million and cash and cash equivalents of $14.0 million at December 31, 2010. The increase in liquidity in 2011 resulted from a $7.8 million increase in cash generated by operating activities to $19.1 million in 2011 from $11.3 million in 2010. During 2011, the Company also issued shares for cash and received $22.5 million net of issue costs, and received $8.5 million in proceeds from the exercise of options and warrants compared to 5.9 million in 2010. These inflows were partially offset by capital expenditures of $24.1 million in 2011 compared to $15.1 million in 2010.

The Company anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company's operations without requiring any additional capital during the next twelve months. The Company plans to produce 2.5 to 2.75 million Ag eq oz in 2012 and invest $19.3 million in capital expenditures, including $8.6 million in mineral property exploration expenditures. These investments in 2012 will include the purchase of new, more efficient mobile mining equipment, plant upgrades, significantly furthering mine development and ramping up exploratory drilling. The objective of these expenditures is to increase production and grow resources.

At the date of this MD&A, the Company had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

Operating Activities

For the year ended December 31, 2011, cash flow provided by operating activities was $19.1 million. This compares to cash flows provided by operating activities of $11.3 million in 2010. The year-over-year improvement was largely attributable to higher gross profit from increased metal prices and partially offset by an increase in amounts receivable due to an increase in the number of unsettled shipments and shipments in transit; and higher inventories at the end of December 2011 compared to December 2010.

Before changes in non-cash working capital, the Company generated $24.2 million in operating cash flow during the year ended December 31, 2011, compared to $14.6 million during the same period in 2010. This year over year improvement is largely attributable to higher gross profit from increased metal prices.

Investing Activities

For the year ended December 31, 2011, the Company had net cash outflows from investing activities of $23.8 million compared to $15.2 million in 2010. The outflows were primarily used for the development of mineral properties of $4.9 million, purchase of capital assets of $11.3 million and capitalized exploration of $7.3 million. During 2011, the Company also acquired the rights to a new silver-gold project, the Santa Rosa Project, for $1.5 million, which has been capitalized and included in mineral properties, plant and equipment.

Financing Activities

Cash flows provided by financing activities were $30.1 million for the year ended December 31, 2011 compared to $4.7 million in 2010. On April 12, 2011, the Company closed a bought deal financing with a syndicate of underwriters for net proceeds of $22.5 million. During 2011, the Company also received proceeds from the exercise of warrants and options in the amount of $8.5 million compared to $5.9 million in 2010. These proceeds were partially offset by a repayment of the Company's capital lease obligations and remaining balance of the promissory notes.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2011	30

Amended

Contractual Obligation

As of December 31, 2011 the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Laboratory, equipment maintenance and drilling services	$1,365	$1,202	$163	-
Operating lease payments (1)	260	154	106	-
Equipment purchases with third party vendors (2)	2,396	2,396	-	-
Capital lease	130	130	-	-
Environmental program (3)	69	69	-	-
Consulting	25	25	-	-
Total commitments	$4,245	$3,976	$269	-

(1)	Lease payments were recognized as an expense in the period.

(2)	The Company expects to fulfill these capital expenditure commitments in fiscal 2012.

(3)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico.

OUTLOOK

Operations

Although mined and processed ore increased by 19% in 2011, metal production for the year at 2.20 million Ag eq oz, was lower than initially expected, primarily as a result of lower ore grades encountered at both the Guanajuato and Topia operations.

For 2012, the Company expects metal production to grow to 2.50 to 2.75 million silver equivalent ounces(1), an increase of 14% to 25%, from 2011. There are a number of positive developments that support the growth estimate as follows:

  During the fourth quarter of 2011 the Company saw a marked improvement in grades at Guanajuato through the development of the high grade Deep Cata and gold-rich Santa Margarita ore bodies. Expansion of production from these areas is underway in 2012.

  Guanajuato saw a 17% increase in ore mined and processed in 2011 to almost 170,000 tonnes, and the plan for 2012 is to increase throughput to 200,000 tonnes. The plant at Guanajuato has capacity for over 300,000 tonnes per year.

  Ore mined and processed at Topia in 2011 increased by 23% to almost 47,000 tonnes (plus 13,000 tonnes for custom milling). The plan for 2012 includes a further increase of 17% to 57,000 tonnes (plus 13,000 tonnes for custom milling). Improvement modifications, including additional flotation cells, have been completed to facilitate an increase in capacity to in excess of 75,000 tonnes per year.

___________________________
(1) Silver equivalents for 2012 have been established using prices of US$28/oz Ag; US$1,680/oz Au; and US$0.85/lb for Pb and Zn

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2011	31

Amended

2012 Production and Cash Cost per Ounce Guidance
	2011 Actual	2012 Guidance	2012 Guidance
		Low Case	High Case
Tonnes milled	216,181	230,000	250,000
Silver ounces	1,495,372	1,720,000	1,900,000
Gold ounces	8,016	10,000	11,000
Lead tonnes	941	1,130	1,270
Zinc tonnes	1,314	1,500	1,630
Silver equivalent ounces	2,200,013	2,500,000	2,750,000
Cash cost per ounce (USD)	$10.84	$10.50	$9.50

Exploration and Development

The Company’s current NI 43-101 resources stand at 32 million Ag Eq oz and the Company is working to expand this to over 40 million Ag Eq oz in 2012. The Company plans a total of at least 45,000 metres of exploration drilling in 2012 to further define resources, look for vein extensions and test new targets.

A NI 43-101 compliant initial Mineral Resource Estimate of 4.5 million Ag eq oz was released for San Ignacio in October 2011 after drilling 24 diamond core holes. Metres drilled have more than doubled to date and a resource update is expected by the end of Q2 2012. The San Ignacio Project is expected to realize its potential during 2012 with an intensive exploration and mine development program being planned which the Company expects will add to growth in 2013. The 2012 surface drill program includes a minimum of 9,600 metres of drilling at San Ignacio.

A 2,000 metre surface drill program commenced at Santa Rosa in January 2012.

At the Topia mine, 2012 exploration will include 2,400 metres of underground drilling focused on the Don Benito, Recompensa, Oliva, Cantarranas, San Jorge, La Prieta and La Dura, while 3,900 metres of surface drilling will focus on the San Gregorio, El Rosario, Higueras, Cantarranas, and Argentina veins.

At the Guanajuato mine approximately 30,000 metres of underground drilling is planned for the Santa Margarita, Cata, Valenciana, and Guanajuatito areas.

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Amended

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

(in thousands)	2011 Q4	2010 Q4	2011 FY	2010 FY
Consulting fees paid or accrued to companies controlled by directors of the Company	$343	$306	$781	$702
Consulting fees paid or accrued to a company controlled by an officer of the Company	$137	$82	$290	$215
Directors fees paid or accrued	$189	$107	$189	$160
Office and administration fees paid or accrued to a company controlled by a director of the Company	$21	$21	$85	$86
Cost recoveries received or accrued from a company with a common director of the Company	$-	$-	$-	$(51)

As at December 31, 2011, $42,000 (2010 - $167,000) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $24,000 (2010 - $75,000) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

Subsequent to December 31, 2011 a payment in the amount of $0.7 million was made to an executive and director in connection with his retirement and resignation from the board of directors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, reclamation and remediation provision, valuation of trade and other receivables, current and deferred income tax liabilities, assumptions used in determining the fair value of non-cash share-based payments, and the fair value of the liability component of convertible loan notes. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates. A summary of the Company’s significant accounting policies is set out in Note 3 of the consolidated financial statements for the year ended December 31, 2011.

The key risks to the assumptions used in the cash flows underlying the critical accounting estimates are: a prolonged decline in metal prices, a weakening of the US dollar against the Mexican peso and not achieving production forecasts.

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company’s mineral properties and related plant and equipment are amortized based upon estimates of useful lives not to exceed the life of the mine to which the assets relate. Management’s estimate of expected mine life is based upon available internal and external estimated resource and reserve information, historical production and recovery levels, planned future production and recovery levels, and other factors.

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Impairment of non-financial assets

The Company's mineral properties, plant and equipment are reviewed for an indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset's fair value less costs to sell and value in use. If the asset's carrying amount exceeds its recoverable amount then an impairment loss is recognized in profit or loss for the period.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur which may necessitate a write-down for asset impairment.

The Company has determined that no events or changes in circumstances occurred in 2011 that would indicate that the carrying amounts of its non-financial assets may not be recoverable.

Reclamation and remediation provisions

Upon the completion of any mining activities, the Company will customarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its reclamation and remediation provision, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Revenue recognition

The Company recognizes revenue from the sale of concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. This is generally the shipment date. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statements of comprehensive income (loss) net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

Income taxes

The Company uses the asset and liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company's future tax assets.

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Amended

Share-based payments

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and discount rates. Although not requiring any cash outlay by the Company, changes to any of these inputs could cause a significant change in the stock-based payments expense charged in a period.

CHANGES IN ACCOUNTING POLICIES

First Time Adoption of International Financial Reporting Standards

Following the February 13, 2008 Canadian Accounting Standards Board ("AcSB") requirement for publicly listed entities to prepare annual financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011, the Company prepared its consolidated financial statements for the year ended December 31, 2011 using IFRS. Due to the requirement to present comparative financial information, the Company restated its statement of financial position as at January 1, 2010 (“transition date”).

Note 23 to the accompanying consolidated financial statements provides a complete analysis of the impact of the transition from Canadian GAAP to IFRS on the Company’s financial position, and detail the Company’s elected optional exemptions applied under IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Transitional Financial Impact

As a result of the accounting policy choices selected and the changes required to be made under IFRS, the Company recorded an increase in shareholder’s equity of $3.6 million and $8.5 million as at January 1, 2010 and December 31, 2010, respectively.

The following table is a summary of the adjustments made to shareholders’ equity as at December 31, 2010 and January 1, 2010 on adoption of IFRS as outlined in the notes to the consolidated financial statements, expressed in thousands of Canadian dollars.

(in thousands)	January 1, 2010	December 31, 2010
Total shareholders' equity reported under Canadian GAAP	$26,856	$35,553

Increases (decreases) net of tax:
Mine development costs	4,150	9,518
Reclamation and remediation provision	(475)	(1,091)
Convertible notes	253	76
Deferred tax liabilities	(344)	-
Total IFRS adjustments to shareholders' equity	3,584	8,503

Shareholders' equity under IFRS	$30,440	$44,056

Comprehensive Income Impact

As a result of the accounting policy choices selected and the changes required to be made under IFRS, the Company has recorded an increase of approximately $4.9 million for the year ended December 31, 2010.

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Amended

The following table is a summary of the adjustments made to comprehensive income for the year ended December 31, 2010 on adoption of IFRS (outlined in the notes to the consolidated financial statements), expressed in thousands of Canadian dollars.

Year ended
(in thousands)	December 31, 2010
Total comprehensive income as reported under Canadian GAAP	1,935

Increases (decreases) in respect of:
Mine development costs	5,826
Reclamation and remediation provision	(303)
Convertible notes	(179)
Cumulative translation and adjustment	(771)
Deferred tax liabilities	346
Total IFRS adjsutments to comprehensive income	4,919

Total comprehensive income as reported under IFRS	$6,854

Cash Flow Impact

The transition from Canadian GAAP to IFRS had no material impact on cash flows and no reclassifications other than capitalized exploration costs which have been reclassified from operating to investing.

Internal Controls Over Financial Reporting

The Company has identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The existing control framework has been applied to the IFRS changeover process and any changes in control have been implemented. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Financial Information Systems

The IFRS transition project did not have a significant impact on the financial information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Changes in Accounting Standards

The following are accounting standards anticipated to be effective January 1, 2013 or later:

Presentation of Items of Other Comprehensive Income (“OCI”)

IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial Instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard

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for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company's business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

In December 2011, the IASB amended the IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32 (Financial Instruments: Presentation) was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014.

The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IAS 27 and IAS 28 - Investments in Associates were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions

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Amended

within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Income Taxes

IAS 12 was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is assessing the effect of the changes to IAS 12 on its financial results and financial position.

Stripping Costs in the Production Phase of a Mine

In October of 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine, which clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual reporting periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping costs. The Company is currently evaluating the impact IFRIC 20 is expected to have on its consolidated financial statements.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 137,525,919 common shares issued and 316,250 warrants and 4,016,500 options outstanding.

Fully diluted, the weighted average issued and outstanding shares of Great Panther would be 138,160,543 and 135,401,113 for the three and twelve months ended December 31, 2011, respectively.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

The Company's management has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2011 the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports it files is recorded, processed, summarized and reported within the appropriate time periods and forms.

The Company's management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance in respect to the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with International Financial Reporting Standards. Under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal controls over financial reporting, as of December 31, 2011. Based on this evaluation,

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Amended

management concluded that the Company's internal controls over financial reporting were effective as of December 31, 2011.

There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to affect the Company's internal control over financial reporting.

RISKS AND UNCERTAINTIES

Commodity Price Risk

The market price of precious metals and other minerals is volatile and cannot be controlled. Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc. If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company's control may affect the marketability of any minerals discovered.

The marketability of minerals is also affected by numerous other factors beyond the Company's control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

Mineral prices have fluctuated widely, particularly in recent years. As noted in the "Profile and Strategy" section above, metal prices changes can significantly affect the cost per ounce. Management, from time to time, will explore entering into possible hedging arrangements to limit the Company's exposure to changes in prices of base metals, specifically lead and zinc.

During the year, the Company entered into derivative financial instruments to mitigate fluctuations in lead and zinc prices.

Currency Risk

As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than the Canadian dollar. Revenues from the sale of concentrates are primarily denominated in US dollars but a portion is paid in Mexican pesos. A significant portion of the Company's costs are in Mexican pesos or US dollars. The Company manages its exposure by paying its Mexican peso costs in pesos received from concentrate sales and paying its US dollar expenditures in US dollars received from concentrate sales, thereby reducing the need to exchange currencies. The Company does not actively manage its foreign exchange risk with hedging instruments.

Interest Rate Risk

The Company's exposure to interest rate risk is limited to cash invested in high interest savings accounts and guaranteed investment certificates at fixed rates of interest and cash equivalents that are maintained in floating rates of interest. The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates.

During 2011 the Company settled its two convertible notes and no longer carries any material financial liabilities which bear interest.

Credit Risk

The Company's credit risk exposure is limited to the carrying amounts of cash and cash equivalents and amounts receivable. Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company

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periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

Concentration of Customers

The Company sells refined concentrates containing silver, gold, lead and zinc to metal traders and smelters. During the year-end December 31, 2011 three customers accounted for 94% of the Company's revenues. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metal traders or smelters capable of purchasing the Company's supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient working capital to meet short term business requirements. One of management's goals is to maintain an optimal level of liquidity through the active management of the Company's assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

For the year ended December 31, 2011, cash flows provided by operations, proceeds from an equity financing, and proceeds from warrants and options exercised during the year were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures, capital expenditures and head office costs. The Company's cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company's operating costs and other financial demands.

The Company will fund its 2012 budgeted activities and meet its contractual obligations through cash flow generated from operations and working capital.

Exploration and Development Stage of the Properties

The Company has made a significant investment to expand the NI 43-101 compliant mineral resource estimates for both the Guanajuato and Topia mines. Exploration work on the Company's mines and mineral properties has expanded as the Company seeks to define additional resources. Even in the event commercial quantities of minerals are discovered, exploration and development stage properties, such as San Ignacio and Santa Rosa, might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labour and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

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Amended

Competition and Agreements with Other Parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

As discussed in the "Profile and Strategy" section above, the Company's management consists of individuals with vast experience, knowledge, and contacts to capitalize on future opportunities.

Market Forces Outside the Control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

To mitigate these risks and uncertainties that affect our operations and improve on predictability, the Company enters into contracts with customers and vendors.

Environmental Factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company's financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

The Company has taken a proactive approach to managing environmental risk. The Company participated in a voluntary audit of its Guanajuato operations and conducted a multi-year environmental program completed in 2011, working in cooperation with the Mexican environmental authority to ensure compliance with regulations governing the protection of the environment in Mexico. The Company is waiting for final certification from the government authorities.

Inherent Dangers with Mining

The development and operation of a mine involves risks that even experience and knowledge may not be able to overcome. These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Safety is the Company's highest priority in operating its mines. A comprehensive safety program is in place at both mines and meetings with employees and contractors are held on a regular basis to reinforce standards and practices. The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

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FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to the Company’s ability to obtain adequate financing for its planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2011 and in each management discussion and analysis, available on SEDAR at http://www.sedar.com.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or the Company’s website at http://www.greatpanther.com.

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